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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended February 28, 2003.

Commission File Number 0-29602

ROYAL OLYMPIC CRUISE LINES INC.
(Exact name of registrant as specified in its charter)

87 Akti Miaouli, 185 38 Piraeus, Greece
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        This document contains 13 pages.

        This report contains the Condensed Consolidated Financial and Other Data (unaudited) of Royal Olympic Cruise Lines Inc. (the "Company") for the three months ended February 28, 2003.

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in thousands of U.S. Dollars, except per share data)

	Three months ended
	February 28, 2003	February 28, 2002
	(Unaudited)	(Unaudited)
NET REVENUES	$25,866	$9,480
EXPENSES
Operating	24,637	10,967
Selling and administrative expense	6,197	3,919
Depreciation	4,585	3,033

LOSS FROM OPERATIONS	9,553	8,439
OTHER INCOME / EXPENSES
Interest expense	3,663	2,154
Exchange (loss) gain	(1,575)	200
Other non-operating (loss) gain	(2,123)	218

NET LOSS	$16,914	$10,175

NET LOSS PER SHARE (*)
Net loss	$1,21	$0.73

(*)
Net loss per share has been calculated based on 13,997,500 shares outstanding during the first three months of both the 2003 and 2002 fiscal years. See Notes to the Condensed Consolidated Financial Statements.

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(Expressed in thousands of U.S. Dollars, except share capital)

	February 28, 2003	November 30, 2002
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash	$753	$3,356
Other Current Assets	37,854	43,592

Total current assets	$38,607	$46,948
PROPERTY AND EQUIPMENT, NET	453,554	458,041
OTHER ASSETS	2,441	3,446

TOTAL	$494,602	$508,435
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term borrowings and current portion of long-term debt	$43,562	$23,926
Other current liabilities	69,135	64,886

Total current liabilities	$112,697	$88,812
LONG TERM DEBT	319,085	339,055
OTHER LONG TERM LIABILITIES	17,714	18,547
SHAREHOLDERS' EQUITY
Preferred Stock ($.01 par value; 5 million Shares authorised)	—	—
Common Stock ($.01 par value; 50 million Shares authorised; 13,997,500 shares issued and outstanding)	140	140
Additional paid-in capital	111,864	111,864
(Accumulated losses) / Retained Earnings	(66,898)	(49,984)

Total shareholders' equity	$45,106	$62,020

TOTAL	$494,602	$508,435

Note:
The balance sheet as at November 30, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See Notes to Condensed Consolidated Financial Statements.

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	For the three months ended
	February 28, 2003	February 28, 2002
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(16,914)	$(10,175)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,585	3,033
Amortization of dry-docking	951	674
Financial instruments receivable/payable	2,120	(218)
Interest payable	213	206
Unrealised exchange loss on indebtedness	415	—
Changes in operating assets and liabilities	7,278	4,042

Net cash used in operating activities	$(1,352)	$(2,438)

Net cash used in investing activities	$(99)	$(1,250)

Cash flows from financing activities
Proceeds from issue of new debt	1,650	3,897
Proceeds from restricted cash	4,011	—
Repayment of capital lease obligation	(4,201)	—
Repayment of existing debt	(2,613)	(3,401)

Net cash (used in)/provided by financing activities	$(1,153)	$496

Net decrease in cash	$(2,603)	$(3,192)

Cash, beginning of the period	3,356	4,302

Cash, end of the period	$753	$1,110

Supplemental disclosures regarding cash flow information:

        Interest paid amounted to $2,797 and $4,686 for the three months ended February 28, 2003 and February 28, 2002, respectively. Capitalised interest of $464 was recognised during the three months ended February 28, 2002.

        During the quarter ended February 28, 2002, the Company incurred a capital lease obligation of $17,567 in connection with a lease agreement to acquire the vessel "Seawing." See Notes to Condensed Consolidated Financial Statements.

ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note A—Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended February 28, 2003 are not necessarily indicative of the results that may be expected for the year ending November 30, 2003. Certain amounts in prior periods have been reclassified to conform with the current period's presentation.

Note B—Property and Equipment

        Property and equipment is analysed as follows:

	February 28, 2003	November 30, 2002
	(In thousands)
Vessels	$531,359	$531,313
Furniture and equipment	4,790	4,737
Less: accumulated depreciation	(82,595)	(78,009)

Total property and equipment, net	$453,554	$458,041

Note C—Financial Instruments

        In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("Statement No. 133"), which is required to be adopted in years beginning after June 15, 2000. The Company adopted Statement No. 133 effective December 1, 2000, as required. Statement No. 133 requires that the Company recognise all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a fair value hedge, changes in the fair value of derivatives will be offset against the change in fair value of the hedged firm commitment through earnings.

        The financial instruments that expired during the first quarter of 2003, together with the mark to market valuation of all outstanding instruments as at February 28, 2003, resulted in a loss of $2,120,444.

Note D—Subsequent Events

Financing

  a.
  On April 11, 2003, one of the Company's major shareholders agreed to provide the Company with a loan of $4 million. Of this amount, $3.5 million has already been made available to the Company in the form of cash transfers and the balance in the form of personal bank guarantees issued by Silk Navigation to various creditors. The Company made a payment of $0.1 million for insurance expenses of the shareholder in April 2003 which was offset against this loan, bringing the current outstanding amount to $3.4 million. It is expected that the balance of the personal bank guarantees will be injected into the Company upon their expiry, before the end of the fiscal year.

  b.
  On April 11 and April 15, 2003, the Company made payments of $780,000 and $320,000, respectively, against the additional overdraft facility of $1,650,000 obtained on December 30,

    2002 from Fortis Bank (Nederland) N.V. ("Fortis Bank") to facilitate the Company's capital lease obligation, thus fully repaying the outstanding amount.

  c.
  On each of May 30 and July 1, 2003, the Company made principal payments of $111,111 to Dynasty Navigation Corp. (owned by Mr. Hartono) in relation to a $4 million promissory note on the vessel "World Renaissance", reducing the outstanding balance thereon to $1.8 million.

  d.
  On June 17, 2003, a principal rescheduling agreement was reached with Kreditanstalt fur Wiederaufbau ("KFW") in relation to the loans obtained for the acquisition of the vessels "Olympia Voyager" and "Olympia Explorer". Under this agreement, $2.4 million of principal in arrears from December 2002 on the "Olympia Voyager" loan and $2.4 million of principal due for the "Olympia Explorer" loan in October 2003 have been postponed to December 2, 2003. Interest and principal due on June 30, 2003 for the "Olympia Voyager" loan of $1,928,225 and $1 million, respectively, per this agreement were paid in several instalments between June 30, 2003 and July 10, 2003. Additionally, KFW agreed that it would not declare an event of default as a result of non-compliance with financial covenants prior to December 1, 2003.

  e.
  On June 17, 2003, Fortis Bank agreed to contribute up to $9 million to facilitate the Federal Maritime Commission ("FMC") bond for winter 2003/2004, conditional upon a number of payments of interest and principal (per a moratorium agreement reached June 19, 2003 discussed in g below), a first mortgage on the "Seawing" being provided to Fortis Bank (should the Company purchase the "Seawing" which is currently under a capital lease agreement), the pledging of all net proceeds from the "Seawing" to Fortis Bank (should the Company sell the vessel to a third party), no other events of default occurring, and the scrapping of certain vessels expected to generate $6.5 million for the Company. Silk Navigation has agreed to provide a further $2 million guarantee towards this facility.

  f.
  On June 17, 2003, Fortis Bank also postponed the repayment of an outstanding $3 million overdraft facility that was due on January 4, 2003 to December 16, 2003.

  g.
  On June 19, 2003, the Company entered into a principal rescheduling agreement with Fortis Bank, summarised as follows:

  •
  USD $9 Million Loan: Postponement of principal instalments in arrears and due between September 2002 and September 2003 totalling $0.9 million until December 16, 2003.

  •
  USD $47.7 Million Loan: Postponement of principal instalments in arrears and due between December 2001 and September 2003, totalling $9.1 million until December 16, 2003, net of three monthly payments of $500,000 to be made by the Company as of June 30, 2003. The first principal payment of $500,000 under this agreement was made on July 7, 2003 and was applied towards the overdraft facility dated June 2000, bringing the outstanding balance thereon to $4.5 million.

  •
  Revolving Loan of up to USD $7.5 Million, dated June 2000: Extension of the due date from September 30, 2003 to December 15, 2003.

  •
  Financial Covenants: Fortis Bank agreed to waive any breaches of covenants as at June 30, 2003 and confirmed that the next measurement date will not be earlier than December 1, 2003.

        The moratorium agreements in d, f, and g above include the pledging of certain charter payments signed after June 17, 2003, in favour of the banks that granted the moratorium. Any proceeds from the vessel "Seawing" are pledged to Fortis Bank.

Operating

        No material events took place in the period subsequent to February 28, 2003 up to the date of this report.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Three months ended February 28, 2003 compared to three months ended February 28, 2002

GENERAL

        Royal Olympic Cruise Lines Inc. (together with its consolidated subsidiaries, the "Company") earns revenues primarily from (i) the sale of passenger tickets including, in certain cases, transportation to and from the point of embarkation/disembarkation, primarily for cruise vacations; (ii) the sale of tour package excursions; (iii) the sale of goods and services on board its cruise ships, such as duty free sales, casino gaming, liquor and gift shop items; (iv) the sale of trip cancellation insurance and medical insurance; (v) port charges paid by passengers; and (vi) the chartering of vessels to various groups and organisations.

        The cruise season in the eastern Mediterranean, where the Company offers the majority of its cruise itineraries and has historically derived the majority of its revenue, commences in March / April and continues through November of each year. As a result, the operations of the Company are seasonal and results for interim periods are not necessarily indicative of the results for the whole year. During the first quarter of its financial year, the Company has traditionally incurred net losses.

        The September 11, 2001 terrorist attacks, the political unrest in the Middle East and military action in Iraq have had, and continue to have, a negative impact on the demand for travel services generally, and on the Company's business and its results.

MAJOR EVENTS IN FIRST QUARTER

Financing

        In December 2002, Fortis Bank extended a $1.65 million overdraft facility to the Company to pay part of the capital lease obligation of $5.4 million in connection with the "Seawing". The overdraft facility was repayable in 3 monthly instalments of $550,000 each in February, March, and April 2003, at a rate of LIBOR plus 3%. The first instalment of $550,000 was paid on February 3, 2003 and the balance was paid on April 11 and April 15, 2003 (as described in Note D "Subsequent Events").

Operating

        In the first quarter of 2003, "Olympia Voyager", "Olympia Explorer", "Olympia Countess" and "Seawing" were deployed. "Olympia Voyager" and "Olympia Explorer" were deployed in South America. The "Seawing" and the "Olympia Countess" operated under charter agreements in the Far East and South Africa, respectively.

RESULTS OF OPERATIONS—COMPANY

        The following table presents statements of operations data as a percentage of total revenues:

	3 MONTHS ENDED FEBRUARY 28
	2003	2002
REVENUES	100%	100%
OPERATING EXPENSES	95.2	115.7
SELLING & ADMIN. EXPENSES	24.0	41.3
DEPRECIATION	17.7	32.0
OPERATING LOSS	36.9	89.0
INTEREST EXPENSE	14.2	22.7
OTHER (LOSS) / INCOME	(14.3)	4.4
NET LOSS	65.4	107.3

REVENUES

        For the first quarter of fiscal year 2003, net revenues increased by $16.4 million or 173% to $25.9 million, compared to $9.5 million for the same period of the last fiscal year. This was mainly the result of four vessels sailing in the first quarter of fiscal year 2003 ("Olympia Voyager", "Olympia Explorer", "Seawing" and "Countess"), compared to only two in the same period of the last fiscal year ("Olympia Voyager" and "Triton"). Furthermore, the tragic events of September 11, 2001 had adversely affected the operation during the same period of the last fiscal year. "Olympia Voyager" sailed in the first quarter of fiscal year 2002 and had an average occupancy of 68%, 69 days with an average revenue per passenger per day of $116, compared to an average occupancy of 76%, 89 days and an average revenue per passenger per day of $128 in the same period this fiscal year. Furthermore, the "Olympia Explorer", being a new vessel, managed to command higher revenues per passenger per day than older vessels.

        Passenger cruise days ("p.c.d.") sold increased by 158,534 or 210% for the first quarter of fiscal year 2003 to 233,853 p.c.d, compared to 75,319 p.c.d in the same period of the last fiscal year.

        Occupancy increased by 8.5% for the first quarter of fiscal year 2003 to 80.69%, compared to 72.19% for the same period of the last fiscal year.

        Net revenues per p.c.d. decreased by 12% to $111 for the first quarter of fiscal year 2003, compared to $126 for the same period of the last fiscal year.

OPERATING EXPENSES

        Operating expenses increased by $13.7 million or 124.6% to $24.6 million for the first quarter of fiscal year 2003, compared to $11.0 million for the same period of the last fiscal year. This was primarily due to the two additional vessels placed in operation in the first quarter of fiscal year 2003 compared to the same period of the last fiscal year.

        As a percentage of revenue, operating expenses decreased to 95.2% for the three months ended February 28, 2003, compared to 115.7% in the same period of the last fiscal year. This was primarily the effect of substantially higher revenues.

SELLING AND ADMINISTRATIVE EXPENSES

        Selling and administrative expenses increased by $2.3 million or 58.1% to $6.2 million for the first quarter of fiscal year 2003, compared to $3.9 million in the same period of the last fiscal year. General and administrative expenses increased by $1.5 million to $4.9 million during the first quarter of fiscal year 2003, from $3.4 million during the first quarter of fiscal year 2002. This increase was due mainly to higher payroll costs ($0.9 million), credit card expenses of $0.4 million being recorded as administrative expenses in order to more effectively monitor selling costs (in the first quarter of fiscal year 2002, these amounts were netted against revenues), and $0.2 million of higher insurance expenses mainly as a result of increased premiums for Directors' and Officers' liability coverage. Payroll costs increased when compared to the same period of the last fiscal year mainly because of the redundancies that had taken place in the first quarter of fiscal year 2002 as a result of the September 11, 2001 events. Selling and marketing expenses increased by $0.8 million to $1.3 million in the first quarter of fiscal year 2003, compared to $0.5 million during the same period of the last fiscal year. As selling and marketing expenses are recognized based on the level of revenues, this expense was in line with increased revenues in the first quarter of fiscal year 2003, compared to the same period of the last fiscal year.

        As a percentage of revenue, selling and administrative expenses decreased to 24.0% for the first quarter of fiscal year 2003 as compared to 41.3% for the same period of the last fiscal year.

DEPRECIATION

        Depreciation increased by $1.6 million to $4.6 million for the first quarter of fiscal year 2003, from $3 million for the same period of the last fiscal year. This increase is primarily due to the acquisition of the "Olympia Explorer" which was depreciated as of May 2002. The quarterly depreciation of the "Olympia Explorer" is $1.3 million. Furthermore, depreciation of $0.2 million was recorded on "Solaris" during the first quarter of fiscal year 2003 whereas no depreciation was recorded in the same period of the last fiscal year, as the vessel was then classified as held for sale and thus not depreciated.

        As a percentage of revenue, depreciation decreased to 17.7% for the first quarter of fiscal year 2003, compared to 32% for the same period of the last fiscal year.

INTEREST EXPENSE

        Interest expense increased by 70% or $1.5 million, to $3.7 million in the first quarter of fiscal year 2003, from $2.2 million for the same period of the last fiscal year. This was primarily due to the acquisition of the "Olympia Explorer", which contributed $1.25 million to interest expense during the first quarter of fiscal year 2003. The rest of the amount relates primarily to additional interest resulting from the increased principal in arrears owed to Fortis Bank ($0.1 million), the additional interest on the subordinated loans from the shareholders granted April 2002 (approx. $45,000) as well as the arrangement fees ($0.1 million) on the additional loans. Lower interest expense due to lower LIBOR rates of $0.3 million and the lower interest charge on the capital lease obligation ($0.1 million) were offset by the reduction of HULL962 capitalized interest ($0.5 million), which was deducted in the first quarter of fiscal year 2002, none of which existed in the same quarter this fiscal year.

NON OPERATING ITEMS (INCOME / EXPENSES)

        When comparing the non-operating items in the first quarter of fiscal year 2003 to the same period in fiscal year 2002, the following should be noted:

  •
  Losses from financial instruments have increased by $2.3 million to a loss of $2.1 million in the first quarter of fiscal year 2003. A gain of $0.2 million was recorded in the same period of the last fiscal year.

  •
  Exchange losses have increased by $1.8 million, to a $1.6 million loss in the first quarter of fiscal year 2003, compared to a gain of $0.2 million for the same period of the last fiscal year. The exchange loss is a direct result of the strengthening of the Euro.

LOSS FROM OPERATIONS; NET LOSS

        Losses from operations during the first quarter of fiscal year 2003 have increased by $1.1 million to $9.5 million, compared to $8.4 million for the first quarter of fiscal year 2002.

        Net loss increased by 66.2% or $6.7 million, to $16.9 million for the first quarter of fiscal year 2003, from $10.2 million in the same period of the last fiscal year. The increase was primarily due to the higher interest expense resulting from the acquisition of the "Olympia Explorer", the additional loss on the valuation of the financial instruments, the exchange loss, and additional depreciation and selling and administrative expenses.

        As a percentage of revenue, net loss decreased to 65.4% for the first quarter of fiscal year 2003, compared to 107.3% for the same period of the last fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's net cash used by operating activities was $1.4 million for the three months ended February 28, 2003, compared to $2.4 million for the same period of the last fiscal year.

        Net cash used in investing activities (capital expenditures) for the three months ended February 28, 2003 amounted to

        $0.1 million compared to $1.3 million for the corresponding period of the last fiscal year.

        Net cash used in financing activities for the three months ended February 28, 2003, was $1.2 million, compared to $0.5 million of cash provided by financing activities for the same period of the last fiscal year.

        Funding Sources.    As at February 28, 2003, the Company had $0.8 million in cash. These funds, in addition to the cash generated from operations, the overdraft facility of $9.1 million with Fortis Bank, and the funds held in the debt reserve and retention accounts, are being used to finance the Company's obligations.

        As at February 28, 2003, the credit facility with Fortis Bank included a $9.1 million revolving credit facility for working capital and a $13 million guarantee to cover certain obligations to the United States Maritime Commission in connection with our cruises to and from the U.S., and other short-term obligations approved by the lender. This facility was reduced to $8 million during May 2003 and to $4 million, effective June 29, 2003. For winter 2003/2004, Fortis Bank agreed to contribute up to $9 million to facilitate the FMC bond, conditional upon a number of payments of interest and principal (per a moratorium agreement reached June 19, 2003 (see Note D "Subsequent Events" g above), a first mortgage on the "Seawing" being provided to Fortis Bank (should the Company purchase the "Seawing" which is currently under a capital lease agreement), the pledging of all net proceeds from the "Seawing" to Fortis Bank (should the Company sell the vessel to a third party), no other events of default occurring, and the scrapping of certain vessels expected to generate $6.5 million for the Company. Silk Navigation has agreed to provide a further $2 million guarantee towards this facility.

        The debt reserve account, with a balance of $3.4 million as at February 28, 2003, has been used to settle the $2.4 million interest due April 25, 2003 on the "Olympia Explorer".

        The retention account of the "Olympia Voyager" of $0.3 million has been used to cover part of the June 2003 interest instalment.

        Overall Indebtedness.    Overall indebtedness has decreased by $0.3 million to $362.7 million in the first quarter of fiscal year 2003, compared to $363 million for the year ended November 30, 2002.

        The net decrease of $0.3 million resulted from an increase in overall indebtedness of $2.3 million and a reduction of $2.6 million as a result of principal payments.

        The increase in overall indebtedness of $2.3 million is explained by:

  a)
  the granting of a $1.65 million overdraft facility by Fortis Bank in December 2002 to facilitate the repayment of the capital lease obligation in relation to the "Seawing".

  b)
  $0.2 million of interest having accrued on the $20 million convertible bond issued to Louis Tourist Agency (a related party).

  c)
  $0.4 million of increased indebtedness on the deferred payments owed to Blohm+Voss, totaling EUR 4.7 million, as a result of the strengthening of the Euro.

        Principal payments totaling $2.6 million were made as follows:

  a)
  In December 2002, $1.2 million to KFW in connection with the "Olympia Voyager".

  b)
  In February 2003, $0.55 million to Fortis Bank towards the additional overdraft facility of $1.65 million granted in December 2002.

  c)
  A reduction in the Fortis Bank current account debit balances of $0.9 million.

        The aggregate annual maturities of our indebtedness are as follows:

Year	Principal Amount
2003	$22.5 million
2004	47.1 million
2005	26.2 million
2006	27.1 million
2007	48.9 million
Thereafter	190.9 million

Total	$362.7 million

        Obligations under leases.    We lease various facilities from related parties under non-cancelable operating lease agreements with terms ranging from 2 to 7 years. Rent expense under all operating leases was approximately $0.2 million for the quarter ended February 28, 2003.

        Future minimum lease payments under these non-cancelable operating and capital leases as of February 28, 2003 were as follows (in thousands):

Year	Operating Leases Third Parties	Operating Related Parties	Capital Leases
2003	$350	$146	—
2004	455	205	5,382
2005	455	215	5,382
2006	425	—	—
2007	248	—	—
Thereafter	10	—	—

Total Minimum Lease Payments	$1,943	$566	$10,764

Amounts representing interest			($1,273)

Present Value of Minimum Lease Payments (including current portion of $4,554)			$9,491

Critical Accounting Policies

        The following critical accounting policies are identified as areas where management is able to exercise its discretion in terms of estimates used.

        1.     Dry-docking:    Expenses associated with dry-docking are deferred in the year they are incurred and are amortized on a straight line basis over the period to the next dry-docking, which is usually two years. The period of the next dry-docking is based on an estimate made by management based on its belief of when the next dry-docking will take place.

        2.     Allowance for Doubtful Accounts:    We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific agent's inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit scores, past experience with the agent), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due.

DISCLOSURE CONTROLS AND PROCEDURES

        An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of February 28, 2003 was carried out by the Company under the supervision and with the participation of the Company's management, including its chief executive officer and chief financial officer. Based on that evaluation, the chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

        Subsequent to the date of the most recent evaluation of the Company's internal controls, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

FORWARD—LOOKING STATEMENTS

        Certain statements in this Form and in the future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, and in oral statements made by or with the approval of an authorized executive officer constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and pricing and passenger yields for the Company's cruise products; consumer demand for cruises; pricing policies followed by competitors of the Company; increases in cruise industry capacity in the Eastern Mediterranean and other areas in which the Company operates; changes in tax laws and government regulations applicable to the Company; the ability of the Company to implement its shipbuilding program and to expand its business outside the Eastern Mediterranean market especially during the winter season where it has less experience; delivery of the new vessels on schedule and at the contracted price; weather patterns; unscheduled ship repairs and dry-docking; and incidents involving cruise vessels at sea.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL OLYMPIC CRUISE LINES INC.
Date: July 29, 2003
	By:	/s/ YIANNOS PANTAZIS Yiannos Pantazis Chief Executive Officer

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ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (Expressed in thousands of U.S. Dollars, except per share data)
ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEET (Expressed in thousands of U.S. Dollars, except share capital)
ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Expressed in thousands of U.S. Dollars)
ROYAL OLYMPIC CRUISE LINES INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES